August 10, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	Claria Corporation (the “Company”)
Registration Statement on Form S-1
Registration No. 333-114328

Ladies and Gentlemen:

On behalf of the Company, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby request the withdrawal of the Company’s registration statement on Form S-1, together with all exhibits and amendments thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on April 8, 2004.

In light of current market conditions, the Company has determined not to effect the initial public offering to which the Registrant Statement relates at this time. No securities have been sold pursuant to the Registration Statement and all activity in connection with the Registration Statement has been discontinued. The Company may, in the future, undertake a private offering of securities in reliance on Rule 155(c) of the Securities Act.

Please provide the Company and its counsel at Fenwick & West LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Should the Staff have any comments or questions regarding the foregoing, please contact the undersigned at (650) 335-7631.

Very truly yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter